News release

Biofrontera Receives Award at Fall Clinical Dermatology Conference 2019

Leverkusen, Germany, October 23, 2019 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (the “Company”), an international biopharmaceutical company, was presented with the “Poster of the Day” award at the renowned Fall Clinical Dermatology Conference in Las Vegas from October 17 to 20, 2019 for its latest Phase III clinical trial.

During the conference, the company presented four scientific posters on the application of photodynamic therapy (PDT) for the treatment of actinic keratoses (AK) and basal cell carcinomas. The poster presentation of the results of the Phase III clinical trial on the safety and efficacy of conventional PDT with BF-200 ALA (development name for Ameluz®) and the BF-RhodoLED® lamp for the treatment of mild to severe AKs on the extremities or the trunk/neck (original title: Photodynamic therapy with BF-200 ALA for the treatment of mild to severe actinic keratosis on extremities and trunk/neck: Results of a randomized Phase III trial) was selected “Poster of the Day” by the attending dermatologists.

“The great interest of US-dermatologists at the conference confirms the growth of the PDT market in the US. We are proud of the recognition of our positive data from our latest phase III trial with BF-200 ALA received,” commented Prof. Dr. Hermann Lübbert, Chief Executive Officer of Biofrontera. “The annual Fall Clinical Dermatology Conference offers us the opportunity to network with leading dermatologists in the US and inform them about our products.”

The annual Fall Clinical Dermatology Conference is the second largest conference for dermatologists in the US and took place from October 17 to 20, 2019 in Las Vegas.

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For enquiries, please contact: Biofrontera AG Thomas Schaffer, Chief Financial Officer	+49 (0) 214 87 63 2 0 ir@biofrontera.com

IR UK: Seton Services Toni Vallen	+44 (0) 207 229 0805

IR and PR US: The Ruth Group IR: Tram Bui PR: Kirsten Thomas	+1 646-536-7035 +1 508-280-6592

About Biofrontera:

Biofrontera AG is a biopharmaceutical company specializing in the development and sale of dermatological drugs and medical cosmetics.

The Germany-based company, with almost 200 employees worldwide, develops and markets innovative products for the care, protection and treatment of the skin. The company’s lead product is the combination of Ameluz®, a topical prescription drug, and medical device BF-RhodoLED® for the photodynamic therapy of certain superficial skin cancers and their precursors. Ameluz® has been marketed in the EU since 2012 and in the United States since May 2016. In addition, the company markets Xepi™, a prescription medication for the treatment of impetigo in the United States. In the EU, the company also sells the dermocosmetics series Belixos®, which offers specialized care for damaged or diseased skin.

Biofrontera is the first German founder-led pharmaceutical company to receive a centralized European and a US approval for a drug developed in-house. The Biofrontera Group was founded in 1997 by the current CEO Prof. Dr. Hermann Lübbert and is listed on the Frankfurt Stock Exchange (Prime Standard) and on the US NASDAQ.www.biofrontera.com.

Biofrontera AG

Hemmelrather Weg 201 | D-51377 Leverkusen, Germany

Phone: +49 214 87632-0 | Telefax: +49 214 87632-90

info@biofrontera.com | www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman) | Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO)

Christoph Dünwald (CCO) | Thomas Schaffer (CFO)

Commercial register: Handelsregister Köln | Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102